Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On August 3, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE JULY 2009 VOLUME AVERAGES 4.3 MILLION CONTRACTS PER DAY

JULY TRADING VOLUME UP FROM JUNE 2009, DOWN FROM RECORD JULY 2008

CHICAGO, August 3, 2009 — The Chicago Board Options Exchange (CBOE) today reported that trading volume for July 2009 averaged 4.3 million contracts per day, a decline of 25 percent from 5.7 million contracts average daily volume (ADV) during July 2008, the most active July and third-highest volume month ever at CBOE. July 2009 average daily volume rose three percent against June 2009 ADV of 4.2 million contracts.

Year to date, CBOE ADV was 4.6 million contracts compared to 4.7 million contracts during the first seven months of 2008, a two-percent decline.

During the month, CBOE trading volume totaled 95.1 million contracts, down 25 percent compared to 126.2 million contracts in July 2008, and year-to-date 2009 volume totaled 665.1 million contracts, three percent behind the record 683.9 million contracts traded during the same period in 2008.

	July 2009 Volume (22 days)	% Change vs July 2008 (22 days)	% Change vs. June 2009 (22 days)	Year-To-Date Volume (146 days)	% Change vs 2008 (147 days)
Industry Total	305,772,164	-17%	-3%	2,121,088,367	1%
CBOE Total	95,106,515	-25%	3%	665,087,332	-3%
CBOE Total ADV	4,323,023	-25%	3%	4,555,393	-2%
Equity	54,230,069	-19%	4%	377,907,193	5%
Equity ADV	2,465,003	-19%	4%	2,588,405	6%
Cash-Settled Index	17,971,446	-27%	0%	124,190,863	-11%
Cash-Settled Index ADV	816,884	-27%	0%	850,622	-11%
ETF Options	22,904,974	-33%	2%	162,983,886	-11%
ETF Options ADV	1,041,135	-33%	2%	1,116,328	-11%
Exchange Open Interest	258,818,780	-11%	5%	—	—

Equity, Index, and ETF Options Volume

July 2009 equity options trading volume at CBOE totaled 54.2 million contracts, down 19 percent from 67.2 million contracts traded in July 2008, an equity options record for any July at CBOE. Daily trading volume in equity options during July 2009 averaged 2.5 million contracts versus an ADV of 3.1 million contracts in July 2008. July 2009 average daily volume was up four percent over June 2009 ADV, and for the year to date, ADV rose six percent over the first seven months of 2008.

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Page 2/4 CBOE July 2009 Volume Summary

Index options volume totaled 18.0 million contracts in July 2009, a 27-percent decrease from July 2008 when 24.5 million contracts were traded. Average daily trading volume in index options at CBOE in July 2009 was just less than 817,000 contracts versus ADV of 1.1 million contracts in July 2008. Compared to June 2009, average daily volume for July was unchanged.  For the first seven months of 2009, ADV dropped 11 percent against the same period in 2008.

Total ETF options volume at CBOE in July 2009 totaled 22.9 million contracts, down 33 percent from a year earlier when a July record-high 34.4 million contracts changed hands. ETF options daily volume averaged one million contracts in July 2009, a 33-percent decline from July 2008 ADV of 1.6 million contracts. Average daily volume in July 2009 was two-percent better than June 2009, and year-to-date volume was down 11 percent.

Expanded July index and ETF options volume is available at http://www.cboe.com/data/monthlyvolume.aspx.

CBOE’s July Market Share at 31.1 Percent Leads Industry
In July, CBOE’s market share of total industry volume was 31.1 percent, up 1.8 percentage points over June 2009 and down 3.3 percentage points from July 2008.  Compared to June 2009, July market share for ETF options rose 4.4 percentage points, equity options were up 0.5 of a percentage point, and index options dropped 0.8 of a percentage point. Compared to July 2008, market share for index options was up 2.4 percentage points; for equity options, down 2.2 percentage points; and for ETF options, down 4.8 percentage points. Year to date, CBOE had 90.5 percent of all index options market share.

CBOE Market Share	Jul 2009 Market Share	% Pt. Change vs Jul 2008	% Pt. Change vs Jun 2009	Year-To-Date Market Share	% Pt. Change vs 2008
Exchange	31.1%	-3.3%	1.8%	31.4%	-1.2%
Equity	27.1%	-2.2%	0.5%	28.0%	1.3%
Index	90.1%	2.4%	-0.8%	90.5%	3.3%
ETF	26.8%	-4.8%	4.4%	25.8%	-5.2%

July Highlights:

•                 On July 29, CBOE moved closer to demutualization as the Delaware Chancery Court issued a “final implementing order” approving the settlement of the exercise right litigation between CBOE and former Chicago Board of Trade members. The Court’s order is subject to potential appeal to the Delaware Supreme Court, and the deadline for appeals is Friday, August 28, 2009. For more information, see Information Circular IC09-219 at www.cboe.org/legal/crclInfo.aspx.

•                 On July 30, CBOE announced its unaudited second quarter financial results.  Total revenues increased 12 percent to $109.4 million from $97.6 million in the second quarter of 2008.  Net income rose 11 percent during the quarter to $28.1 million versus $25.4 million in second-quarter 2008.  For an overview of CBOE’s second quarter and six-month 2009 financial results, see the press release at www.cboe.com/AboutCBOE/PressReleases.aspx or Information Circular IC09-220 at www.cboe.org/legal/crclInfo.aspx.

•                 On July 17, CBOE Chairman and CEO William J. Brodsky testified before the U.S. House of Representatives Committee on Financial Services regarding the Obama Administration’s Financial Regulatory Reform Proposal. Brodsky was one of just seven financial industry spokespersons and the only exchange official to testify before the Committee.  His testimony is available at www.cboe.com/AboutCBOE/WhatsNew.aspx.

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Page 3/4 CBOE July 2009 Volume Summary

•                 On July 27, CBOE began publishing intraday data for the CBOE S&P 500 Implied Correlation Index tied to two different option maturities — January 2010 (ticker symbol ICJ) and January 2011 (ticker symbol JCJ) — and expanded dissemination of ICJ and JCJ values to four times per minute during the trading day from once a day. The CBOE S&P 500 Implied Correlation Index is the first widely disseminated, market-based estimate of the average correlation of the stocks that comprise the S&P 500 Index (SPX).  For more information, see the press release at www.cboe.com/AboutCBOE/PressReleases.aspx or www.cboe.com/ImpliedCorrelation.

•                 The top five most actively traded equity options at CBOE during July were Citigroup, Inc. (C), Bank of America (BAC), General Electric (GE), Microsoft (MSFT) and Apple (AAPL).

•                 The top five most actively traded index and ETF options at CBOE during July were S&P 500 Index options (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), CBOE Volatility Index options (VIX), and iShares Russell 2000 Index Fund (IWM).

•                 CBOE Stock Exchange (CBSX) reported that 336 million shares were traded in July (average daily volume of 15.3 million shares), down four percent from 350 million shares in July 2008, then a record July at the Exchange.  On July 20, CBSX and CBOE set a new daily record for tied options orders transacted in the Complex Order Auction (COA).  More than 1,868,000 shares from 2,240 cross-product trades were executed.

•                 The CBOE Futures Exchange, LLC (CFE) reported that July was the most active month of trading during 2009.  Nearly 90,000 contracts changed hands during July, 36 percent higher than the just less than 66,250 contracts traded during June 2009.  Compared to a year ago, July 2009 total volume dipped three percent from 92,565 contracts traded in July 2008.  July was the third consecutive month during 2009 in which CFE has posted month-over-month volume gains.

•                 During July, two CBOE memberships changed hands, the highest at $1.9 million.  This was the highest price for a CBOE membership in 2009. From January through July, 15 CBOE seats have been sold.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

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CBOE®, Chicago Board Options Exchange®, CBOEdirect®, HyTS®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s website, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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